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                                 August 30, 2022

       Harry L. You
       Co-Chief Executive Officer
       dMY Squared Technology Group, Inc.
       1180 North Town Center Drive, Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Squared
Technology Group, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted August
18, 2022
                                                            CIK No. 0001915380

       Dear Mr. You:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 18, 2022 letter.

       Amendment No. 3 to Draft Registration Statement on Form S-1 submitted August 18, 2022

       General

   1.                                                   We reissue comment 1.
In this regard, as non-exclusive examples only, we note your pages 94-95 disclosure
under the subheading "Permitted Purchases of Our Securities" and your pages 103-104
disclosure referring to purchases of public shares by your initial shareholders,
directors, officers, advisors or their affiliates, with there being no limit to the prices they may pay in
such transactions. We also note statements throughout the
                                                        prospectus referring to
purchases of public shares by your sponsor, initial shareholders, officers, directors,
advisors, or any of their affiliates, which shares will be voted in favor of your initial
business combination pursuant to the letter agreement.
 Harry L. You
dMY Squared Technology Group, Inc.
August 30, 2022
Page 2

       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameHarry L. You
                                                        Division of Corporation
Finance
Comapany NamedMY Squared Technology Group, Inc.
                                                        Office of Real Estate &
Construction
August 30, 2022 Page 2
cc:       Adam J. Brenneman
FirstName LastName